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                                                         OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. ___)*

                                 Boatracs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    096662101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 25, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


---------------

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                       Exhibit Index is Page 9 of 12 Pages


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                                                              Page 2 of 12 Pages
CUSIP No. 096662101               SCHEDULE 13G

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lexington Funding, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
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                  5    SOLE VOTING POWER

NUMBER OF              0 shares
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           750,000(1) shares, the voting power with respect to which
                       is shared with Louis Gonda
OWNED BY
                  --------------------------------------------------------------
EACH              7    SOLE DISPOSITIVE POWER

REPORTING              0 shares
                  --------------------------------------------------------------
PERSON            8    SHARED DISPOSITIVE POWER

WITH:                  750,000(1) shares, the dispositive power of which is
                       shared with Louis Gonda
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     750,000(1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.8%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     00 (Limited Liability Company)
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              Page 3 of 12 Pages
CUSIP No. 096662101               SCHEDULE 13G

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Amended and Restated Gonda Family Trust dated April 1, 1993 (the
     "Trust")
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

NUMBER OF              0 shares
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           588,000 shares, the voting power with respect to which
                       is shared with Louis Gonda
OWNED BY

EACH

REPORTING

PERSON
                  --------------------------------------------------------------
WITH:             7    SOLE DISPOSITIVE POWER

                       0 shares
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       588,000 shares, the dispositive power of which is shared with Louis Gonda
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     588,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     00 (Trust)
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              Page 4 of 12 Pages
CUSIP No. 096662101               SCHEDULE 13G

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Louis Gonda
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

NUMBER OF              0 shares
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           1,338,000 shares comprised of (1) 750,000 shares, the
                       voting power with respect to which is shared with
OWNED BY               Lexington Funding, LLC and (ii) 588,000 shares, the
                       voting power with respect to which is shared with the
                       Trust.
                  --------------------------------------------------------------
EACH              7    SOLE DISPOSITIVE POWER

REPORTING              0 shares
                  --------------------------------------------------------------
PERSON            8    SHARED DISPOSITIVE POWER

WITH: 1,338,000 shares comprised of (i) 750,000 shares, the dispositive power of which is shared with Lexington Funding, LLC and (ii) 588,000 shares, the dispositive power of which is shared with the Trust.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,338,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.8%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              Page 5 of 12 pages

Item 1(a) Name of Issuer:

          Boatracs, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          10675 Sorrento Valley Road
          Suite 200
          San Diego, CA  92121

Item 2(a) Name of Person Filing:

          This Statement is being filed by Lexington Funding, LLC; the Amended and Restated Gonda Family Trust dated April 1, 1993 (the "Trust"); and Louis Gonda, who are sometimes collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to be a "group" for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act").

Item 2(b) Address of Principal Business Office or, if none, Residence:

          The address of the principal business office of each of the Reporting Persons is 9350 Wilshire Blvd., Suite 400, Beverly Hills, California 90212.

Item 2(c) Citizenship:

          Lexington Funding, LLC is a California limited liability company. The Trust is governed by the laws of the State of California. Mr. Gonda is a U.S. citizen.

Item 2(d) Title of Class of Securities:

          Common Stock

Item 2(e) CUSIP Number:

          096662101

Item 3 If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not applicable


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Item 4    Ownership:

          The following information with respect to the ownership of the issuer's Common Stock by the Reporting Persons is provided as of June 25, 1999.

          (a) Amount Beneficially Owned:

              See Row 9 of cover page for each Reporting Person.

          (b) Percent of Class:

              See Row 11 of cover page for each Reporting Person.

          (c) Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote

                    See Row 5 of cover page for each Reporting Person.

              (ii) shared power to vote or to direct the vote

                    See Row 6 of cover page for each Reporting Person.

              (iii) sole power to dispose or to direct the disposition of

                    See Row 7 of cover page for each Reporting Person.

              (iv) shared power to dispose or to direct the disposition of

                    See Row 8 of cover page for each Reporting Person.

Item 5   Ownership of Five Percent or Less of a Class:

         Not applicable



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                                                              Page 7 of 12 pages

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

         To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Boatracs, Inc. Common Stock beneficially owned by each of the Reporting Persons.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not applicable

Item 8 Identification and Classification of Members of the Group:

         See Exhibit 2.



Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                              Page 8 of 12 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 1999





/s/ LOUIS GONDA
-----------------------------
Louis Gonda, on behalf of himself, on behalf of Lexington Funding, LLC, as President of Lexington Commercial Holdings, Inc., its Manager, and on behalf of the Amended and




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


---------------

(1) Assuming the conversion of shares of the issuer's preferred stock held by the Reporting Person.





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                                                             Page 9 of 12 pages

                                  EXHIBIT INDEX

Exhibit Number  Exhibit                                      Page
--------------  -------------------------------------------  -------------------

1               Agreement to File Joint Statements           Page 10 of 12 pages
                on Schedule 13G

2               Identification of the Reporting              Page 12 of 12 pages
                Persons